Form 11-K
ANNUAL REPORT PURSUANT
TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-10351
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PCS Nitrogen 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan, Canada S7K 7G3

PCS Nitrogen
401(k) Savings Plan
Financial Statements as of
December 31, 2010 and 2009, and for the
Year Ended December 31, 2010,
Supplemental Schedule as of December 31, 2010,
and Report of Independent Registered Public Accounting Firm

PCS NITROGEN 401(k) SAVINGS PLAN

NOTE:	All other schedules required by Section 29 CFR 2520.103 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
PCS Nitrogen 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for benefits of PCS Nitrogen 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP

Chicago, Illinois
June 17, 2011

PCS NITROGEN 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Participant-directed investments — at fair value (Note 3)	$7,461,328	$6,251,371
Receivables
Notes receivable from participants	157,430	35,363
Company performance contribution	159,154	76,295
Unsettled trades — net	83,428

Total receivables	400,012	111,658

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	7,861,340	6,363,029

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(7,659)	11,038

NET ASSETS AVAILABLE FOR BENEFITS	$7,853,681	$6,374,067

See notes to financial statements.

PCS NITROGEN 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
Company matching contributions	$147,105
Company basic contributions — Lima	230,620
Company performance contributions	159,154
Participant contributions	476,774
Rollover contributions	14,126

Total contributions	1,027,779

Investment income:
Net appreciation in fair value of investments (Note 3)	1,435,889
Interest and dividends	77,015

Net investment income	1,512,904

Total additions	2,540,683

DEDUCTIONS:
Benefits paid to participants	(1,059,250)
Administrative expenses	(1,819)

Total deductions	(1,061,069)

INCREASE IN NET ASSETS	1,479,614

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,374,067

End of year	$7,853,681

See notes to financial statements.

PCS NITROGEN 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009, AND FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the PCS Nitrogen 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by PCS Administration (USA), Inc. (the “Company”) covering all eligible employees of PCS Purified Phosphates and PCS Nitrogen who are represented by a collective bargaining agreement, as defined in the Plan. The Employee Benefits Committee of PCS Administration (USA), Inc. controls and manages the operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Participants may contribute up to 50% of base compensation each year, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations. These contributions may be pretax contributions and/or after-tax contributions. Participants who are age 50 and over may also make “catch-up” contributions.

The Company matches 100% of the first 3% of base compensation that participants contribute. Catch-up contributions are not eligible for the Company matching contribution. Participants may also rollover amounts representing distributions from other qualified defined benefit or contribution plans (rollover contributions), which are not eligible for the Company matching contribution.

The Company may also make a discretionary Company performance contribution ranging from 0% to 3% of each eligible participant’s base pay. The 2010 and 2009 Company performance contributions were 3.0% and 1.5%, respectively, of each eligible participant’s base pay.

The Company will also contribute a basic contribution of 5% of base compensation on behalf of each eligible employee of PCS Nitrogen Ohio, L.P. (“Lima”), as defined in the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, the Company performance contribution, and the Company basic contribution, if applicable, and allocations of Plan earnings and is charged with withdrawals, an allocation of Plan losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers Potash Corporation of Saskatchewan Inc. (“PCS”) common stock, a selection of mutual funds, and one pooled investment stable value fund. The U.S. Government Reserves Fund is used to maintain dividends distributed by a participant’s investment in PCS common stock and is not available as a participant-directed investment option. The PCS stock purchase account is a money market fund that is used in the recordkeeping of the purchases and sales of fractional shares of Company stocks and is not available as a participant-directed investment option.

Participants who have not made any investment elections will have their contributions and the employer contributions invested in the Plan’s “default fund,” which has been designated as the Fidelity Freedom Funds, specifically the Freedom Fund that has a target retirement date closest to the year that the participant might retire, based on the participant’s current age and assuming a normal retirement age of 65.

Effective October 1, 2008, the investment option Legg Mason Value Trust FI Class was no longer available for new contributions. A new investment option, T. Rowe Price Dividend Growth Fund, was added to the Plan as of October 26, 2009. All existing balances in the Legg Mason Value Trust F1 Class were transferred into the T. Rowe Price Dividend Growth Fund on January 4, 2010. The Fidelity Overseas Fund was removed as an investment option effective July 1, 2010, and was replaced by the Harbor International Fund — Institutional Class. Existing balances were transferred from the Fidelity Overseas Fund to the Harbor International Fund — Institutional Class on August 2, 2010. The Fidelity OTC Portfolio was added as an additional investment option on December 16, 2010.

Vesting — Participants are immediately vested in their own contributions and in the Company performance contribution, as well as in the actual earnings thereon. Vesting in the Company’s matching contribution is based on years of continuous service. Participants vest 20% per year of credited service and are 100% vested in the Company’s matching contribution after five years of credited service. Participants shall be fully vested in the Company’s basic contribution after a five-year period of service, although no partial vesting shall apply (i.e., five-year cliff vesting). Forfeited balances of terminated participants are used to reduce future Company contributions.

Participant Loans — Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at two percentage points above the rate for five-year U.S. Treasury notes on the last day of the preceding calendar quarter in which the funds are borrowed. Loans for the purchase of a primary residence bear interest at the standard lending rate for 20-year fixed rate home mortgage loans at the time the loan is made. Principal and interest are paid ratably through payroll deductions.

Payments of Benefits — On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, or annual installments over the participant’s estimated life span. A participant may elect to receive payment of benefits prior to termination of service, as defined in the Plan. Participants may elect to receive their investment in PCS common stock in cash or in whole shares. The Plan has a dividend payout program whereby participants may elect to receive dividends paid on their vested shares of PCS common stock in shares of PCS common stock.

Forfeited Accounts — At December 31, 2010 and 2009, forfeited nonvested accounts totaled $0 and $17, respectively. These accounts are used to reduce future employer contributions. During the year ended December 31, 2010, employer contributions were reduced by contributions from forfeited nonvested account balances by $17.

Plan Amendments — In 2010, the Plan was amended to (1) incorporate provisions for compliance with the requirements of the Heroes Assistance and Relief Tax Act of 2008, (2) consolidate and clarify the provisions addressing the direct rollover of distributions from the Plan, (3) provide for the automatic enrollment of certain new hires, rehires, and Eligible Employees not enrolled in the Plan who have not previously submitted an election to participate (or not to participate), and (4) reflect certain clarifying changes to the Plan.

In 2009, the Plan was amended to comply with the Final Code Section 415 Regulations, the Pension Protection Act of 2006, and subsequent laws and regulations, and to make changes to the loan provision under the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, a pooled investment stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The PCS common stock is valued at quoted market price. The Fidelity Managed Income Portfolio II (the “Portfolio”) is stated at fair value and then adjusted to contract value as the Portfolio’s investment contracts are fully benefit-responsive. Fair value of the Portfolio is the sum of the fair value of the underlying investments. Contract value of the Portfolio is the sum of participant and Company contributions, plus accrued interest thereon, less withdrawals.

In accordance with GAAP, the Portfolio is presented at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented showing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and pooled investment stable value fund are deducted from income earned on a daily basis and are not separately charged to an expense. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

The Fidelity Managed Income Portfolio II — The Portfolio is a stable value fund that is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans. The Portfolio may invest in fixed interest insurance company investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. Fair value of the Portfolio is the net asset value of its holdings at year-end. Underlying securities for which quotations are readily available are valued at their most recent bid prices or are valued on the basis of information provided by a pricing service. Fair value of the underlying investment contracts is estimated using a discounted cash flow model.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Portfolio at contract value. The crediting interest rates were 1.82% and 1.53% at December 31, 2010 and 2009, respectively, which were based on the interest rates of the underlying portfolio of assets. The average yield for the year ended December 31, 2010 was 2.25%.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan or the Plan sponsor, as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of participants who had elected to withdraw from the Plan, but had not yet been paid at December 31, 2010 and 2009.

New Accounting Guidance — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for the Plan’s year ended December 31, 2010, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for the Plan’s year ending December 31, 2011. The Plan has adopted the provisions of ASU No. 2010-06 relating to Levels 1 and 2 disclosures for the year ended December 31, 2010 and will adopt the provisions relating to Level 3 for the year ending December 31, 2011. Other than requiring additional disclosures, the adoption of this new guidance has not and will not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance is effective for the Plan’s year ended December 31, 2010. This guidance should be applied retrospectively to all periods presented. The Plan adopted this guidance during 2010 and reclassified participant loans, in the amount of $35,363 as of December 31, 2009, from plan investments to a component of receivables in the statements of net assets available for benefits.

3.	INVESTMENTS

The Plan’s investments are shown below. Investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009, are marked with an asterisk as follows:

	2010		2009
Fixed Income and Bond Funds:
Fidelity Managed Income Portfolio II	$775,618	*	$878,534	*
Fidelity Retirement Money Market Portfolio	289,243		290,373
Fidelity Institutional Short-Intermediate Government Fund	344,563		323,129	*
Fidelity U.S. Government Reserves Fund			2

Equity Funds:
Davis NY Venture A	215,813		174,857
Harbor International — Institutional Class	150,401
T. Rowe Price Dividend Growth Fund	19,955		784
Legg Mason Value Trust FI Class			9,957
ABF Large Cap Value Inst	47,059		25,023
Fidelity Puritan Fund	404,605	*	333,323	*
Fidelity Growth Company	410,441	*	229,748
Fidelity Overseas Fund			119,253
Fidelity Mid-Cap Stock Fund	191,988		114,030
Fidelity Small Cap Stock Fund	142,471		158,141
Fidelity Freedom Income	29,949		20,170
Fidelity Freedom 2000	13,975		18
Fidelity Freedom 2010	3,996		1,375
Fidelity Freedom 2015	189,706		108,648
Fidelity Freedom 2020	174,037		103,970
Fidelity Freedom 2025	156,276		94,287
Fidelity Freedom 2030	55,505		23,916
Fidelity Freedom 2035	93,776		61,706
Fidelity Freedom 2040	78,791		54,242
Fidelity Freedom 2045	177,754		102,598
Fidelity Freedom 2050	113,434		83,000
Fidelity Spartan U.S. Equity Index Fund	174,282		148,264
PCS common stock	3,206,500	*	2,790,882	*
PCS stock purchase account	1,190		1,141

Total at fair value	$7,461,328		$6,251,371

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Fixed Income and Bond Funds — Fidelity Institutional
Short-Intermediate Government Fund	$869
Equity Funds:
Davis NY Venture A	19,986
Harbor International — Institutional Class	13,364
T. Rowe Price Dividend Growth Fund	1,382
Legg Mason Value Trust FI Class	192
ABF Large Cap Value Inst	3,883
Fidelity Puritan Fund	41,787
Fidelity Growth Company	62,475
Fidelity Overseas Fund	(6,080)
Fidelity Mid-Cap Stock Fund	29,400
Fidelity Small Cap Stock Fund	24,557
Fidelity Freedom Income	1,035
Fidelity Freedom 2000	363
Fidelity Freedom 2010	250
Fidelity Freedom 2015	13,393
Fidelity Freedom 2020	13,635
Fidelity Freedom 2025	21,674
Fidelity Freedom 2030	6,910
Fidelity Freedom 2035	19,957
Fidelity Freedom 2040	8,003
Fidelity Freedom 2045	18,419
Fidelity Freedom 2050	10,588
Fidelity Spartan U.S. Equity Index Fund	19,444
PCS common stock	1,110,403

Net appreciation of investments	$1,435,889

The participants in the Plan are able to redeem from the Portfolio immediately. The Portfolio has no redemption restrictions and there is no redemption notice period required for participants.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of investment funds managed by Fidelity. Fidelity is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

At December 31, 2010 and 2009, the Plan held approximately 20,710 and 25,722 shares, respectively, of PCS common stock, with a cost basis of $1,121,779 and $1,005,109, respectively. During the year ended December 31, 2010, the Plan recorded dividend income of $10,133.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined under GAAP as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly. Level 2 inputs may also include pricing models whose inputs are observable or derived principally from or corroborated by observable market data;

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of the investments apply to the investments held.

Common stock — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).

Mutual funds — The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Stable value fund — The fair values of participation units in stable value funds are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (Level 2 inputs).

The following table sets forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2010 and 2009.

	Investment Assets
	at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3		Total
PCS common stock	$3,206,500	$—		$—	$3,206,500
Mutual funds:
Balanced funds	1,491,804				1,491,804
Large cap equity funds	867,550				867,550
Mid cap equity funds	191,988				191,988
Small cap equity funds	142,471				142,471
International equity funds	150,401				150,401
Bond fund	344,563				344,563
Short term funds	290,433				290,433
Stable value fund		775,618			775,618

Total investment assets at fair value	$6,685,710	$775,618	$		$7,461,328

	Investment Assets
	at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
PCS common stock	$2,790,882	$—	$—	$2,790,882
Mutual funds:
Balanced funds	987,253			987,253
Large cap equity funds	588,633			588,633
Mid cap equity funds	114,030			114,030
Small cap equity funds	158,141			158,141
International equity funds	119,253			119,253
Bond fund	323,129			323,129
Short term funds	291,516			291,516
Stable value fund		878,534		878,534

Total investment assets at fair value	$5,372,837	$878,534	$—	$6,251,371

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated December 19, 2008, that the Plan was designed in accordance with applicable IRC regulations. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the financial statements as of December 31, 2010 and 2009, to the Form 5500:

	2010	2009
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$7,853,681	$6,374,067
Company performance contribution receivable	(159,154)	(76,295)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,659	(11,038)
Rounding		(1)

Net assets available for benefits per the Form 5500	$7,702,186	$6,286,733

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$1,479,614
Increase in Company performance contribution receivable	(82,859)
Net change in adjustment from fair value to contract value	18,697
Rounding	1

Changes in net assets available for benefits per the Form 5500	$1,415,453

9. SUBSEQUENT EVENTS
For participants at the Cincinnati plant, effective as of April 1, 2011, an automatic enrollment provision will be added to the Plan under which new hires, rehires, and current employees who have never made an election are set up with a 3% pretax deferral, unless they formally waive participation or elect a different participation level.
* * * * * *

SUPPLEMENTAL SCHEDULE

PCS NITROGEN 401(k) SAVINGS PLAN
FORM 5500 — SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	Description of Investment,
	Including Maturity Date,
Identity of Issuer, Borrower,	Rate of Interest, Collateral,		Current
Lessor, or Similar Party	Par or Maturity Value	Cost**	Value

American Beacon Advisors, Inc.	ABF Large Cap Value Inst		$47,059
Davis Selected Advisors, L.P.	Davis NY Venture A		215,813
Harbor International	Investor Class		150,401
T. Rowe Price Investment Services, Inc.	T. Rowe Price Dividend Growth Fund		19,955
* Fidelity Management Trust Company	Puritan Fund		404,605
* Fidelity Management Trust Company	Growth Company		410,441
* Fidelity Management Trust Company	Retirement Money Market Portfolio		289,243
* Fidelity Management Trust Company	Mid-Cap Stock Fund		191,988
* Fidelity Management Trust Company	Small Cap Stock Fund		142,471
* Fidelity Management Trust Company	Freedom Income		29,949
* Fidelity Management Trust Company	Freedom 2000		13,975
* Fidelity Management Trust Company	Freedom 2010		3,996
* Fidelity Management Trust Company	Freedom 2015		189,706
* Fidelity Management Trust Company	Freedom 2020		174,037
* Fidelity Management Trust Company	Freedom 2025		156,276
* Fidelity Management Trust Company	Freedom 2030		55,505
* Fidelity Management Trust Company	Freedom 2035		93,776
* Fidelity Management Trust Company	Freedom 2040		78,791
* Fidelity Management Trust Company	Freedom 2045		177,754
* Fidelity Management Trust Company	Freedom 2050		113,434
* Fidelity Management Trust Company	Spartan U.S. Equity Index Fund		174,282
* Fidelity Management Trust Company	Institutional Short-Intermediate Government Fund		344,563

* COMMINGLED POOL — Fidelity Management Trust Company	Managed Income Portfolio II		775,618

* POTASH CORPORATION OF SASKATCHEWAN, INC.	PCS Common Stock, 20,709.809 shares		3,206,500

* PCS STOCK PURCHASE ACCOUNT	Money Market	$1,190	1,190

PARTICIPANT- DIRECTED INVESTMENTS			7,461,328

* PARTICIPANT LOANS	Due 2011 through 2016; interest rates ranging from 3.5% to 6.83%		157,430

TOTAL ASSETS HELD FOR INVESTMENT			$7,618,758

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PCS Nitrogen 401(k) Savings Plan (Name of Plan)

Date: June 17, 2011	/s/ David R. Haverick
	Name:	David R. Haverick
	Title:	Senior Director, Corporate Benifits and HR Finance
PCS Administration (USA), Inc., as Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Deloitte & Touche LLP